Golden Chief Resources, Inc.
                          896 N. Mill Street, Suite 203
                             Lewisville, Texas 75057
                                  972 219-8585



August 25, 2005



Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D. C. 20549-7010


Re:      Form 8-K

Gentlemen - Attached is the amended Form 8-K/A as of June 3, 2005. The filing is amended to conform with the Commission's letter of July 21, 2005. Per that letter we have revised the first part of the filing to reflect the date of Mr. Bailey's declination to stand for re-election as well as the periods for which he prepared audits.

We understand that in responding to your comments that:

     The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss this further please call me at 972 219-8585.



Sincerely,


/s/ M. H. McIlvain
------------------
M. H. McIlvain
President